UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December, 2018
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated December 18, 2018, announcing that the Company has entered into lease financing agreements totaling $270 million with an Asian-based institution to finance three 10,600 TEU container vessels acquired in 2018. In addition, the Company announces that it has delivered the 2002 built VLCC Front Falcon to its new owner.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date:	December 18, 2018	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL – $270 million lease financing for 3 x 10,600 TEU container vessels and delivery of Front Falcon

Press release from Ship Finance International Limited - December 18, 2018.

Ship Finance International Limited (NYSE: SFL) (“Ship Finance” or the “Company”) announces that it has entered into lease financing agreements (each, a “Lease Financing”) totaling $270 million with an Asian-based institution to finance three 10,600 TEU container vessels acquired in 2018. The vessels are employed under long term time charters to Maersk Line A/S (“Maersk”) until 2024, with options to extend the charters by up to four additional years.
Each Lease Financing has a term of more than 10 years, with an option to purchase the vessel back after six years, at expiry of the firm period of the charters to Maersk. A portion of the proceeds from the Lease Financings have been used to refinance the $200 million loan facility arranged at the time of the acquisition.
The interest rate of the Lease Financings is very attractive, and the transactions free up approximately $70 million of investment capacity, which is expected to be deployed in new investments. This transaction follows the recently announced $400 million lease financing on four 14,000 TEU vessels chartered to Evergreen, a leading Asia-based liner company.
In addition, the Company has delivered the 2002 built VLCC Front Falcon to its new owner. The sale of the vessel was previously announced in November 2018, and the net sales price was approximately $30.7 million. Following the sale of the Front Falcon, Ship Finance only has one vessel remaining from the Company’s initial fleet in 2004.
Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: “Our continued ability to source highly competitive capital, with nearly $700 million raised in the matter of few weeks, allows us to act swiftly on accretive opportunities. This has allowed us to continue to expand and renew our portfolio and simultaneously increase our investment capacity.”

December 18, 2018

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Investor and Analyst Contacts:
Harald Gurvin, Chief Financial Officer, Ship Finance Management AS
+47 23 11 40 09
André Reppen, Senior Vice President, Ship Finance Management AS
+47 23 11 40 55

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23 11 40 11

About Ship Finance
Ship Finance International Limited (NYSE: SFL) has a unique track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company’s fleet of more than 80 vessels is split between tankers, bulkers, container vessels and offshore assets, and Ship Finance’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company’s website: www.shipfinance.bm

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management’s examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in the Company’s operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.